

July 17, 2013

Via E-mail
W. Keith Maxwell III
Chief Executive Officer
Marlin Midstream Partners, LP
2105 CityWest Boulevard
Suite 100
Houston, Texas 77042

>   **Re: Marlin Midstream Partners, LP**
>   **Registration Statement on Form S-1**
>   **Response Dated July 16, 2013**
>   **File No. 333-189645**

Dear Mr. Maxwell:

We have reviewed the submission related to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit A

Draft Amendment No. 3 to Form S-1

Summary Historical and Unaudited Pro Forma Financial and Operating Data, page 13

1. Please revise to disclose pro forma net income per common unit and subordinated unit in accordance with ASC 260-10-45-60B. Please similarly revise selected historical and unaudited pro forma financial and operating data on page 81.

Use of Proceeds, page 50

2. Please disclose the approximate amount of proceeds from the offering to be used to repay a portion of your outstanding borrowings under your existing credit facility and settle

your related interest rate swap liability. Given that you intend to borrow $25 million under your new credit facility to repay a portion of these borrowings, it appears that you may intend to use all of the proceeds from the offering (less the $2.5 million you intend to use to pay offering expenses) for such purpose; if that is the case, please also revise to delete the reference to your use of "any remaining net proceeds" or explain why such reference is appropriate.

Our Cash Distribution Policy and Restrictions on Distributions, page 53

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014, page 58

3. The amount of estimated distributable cash flow disclosed in the first sentence of the first paragraph does not agree to the table on page 60. Please revise or advise.

Dilution, page 52

4. The pro forma net tangible book value after the offering of $2.6 million disclosed in the first paragraph does not reconcile to the pro forma net tangible book value amounts, excluding $2.6 million of intangible assets, disclosed in the unaudited pro forma condensed combined balance sheet on page F-4. Also, it appears that the pro forma net tangible book value per unit after the offering disclosed in the first paragraph represents net tangible book value per unit before the offering. Please revise or advise.

5. Please tell us your consideration of disclosing net tangible book value and net tangible book value per unit before and after the offering in the first paragraph.

6. It appears that the second line item in the first table represents net tangible book value per unit before the offering rather than pro forma net tangible book value per unit before the offering. Please revise or advise.

Marlin Midstream Partners, L.P. Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

Note 2. Pro Forma Net Income Per Unit, page F-9

7. Please disclose the amount of pro forma net income allocated to common units, subordinated common units and general partner units for purposes of computing net income per unit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding the financial statements and related matters. Please contact Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Terry Jones
       Marlin Midstream Partners, LP

       Brett Braden
       Latham & Watkins LLP